December 11, 2019

Allen Hartman
Chief Executive Officer
Hartman vREIT XXI, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

       Re: Hartman vREIT XXI, Inc.
           Post Effective Amendment No. 5 to Form S-11
           Filed November 20, 2019
           File No. 333-207711

Dear Mr. Hartman:

       We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post Effective Amendment No. 5 to Form S-11 filed November 20, 2019

General

1. We note your discussion under the heading "Determination of Net Asset Value Per Share as of December 31, 2018" regarding the appraisals provided by Collier's International
       Valuation and Advisory Services and the appraisal review engagement by LaPorte CPAs and Business Advisors. Please include these entities' consents as required by Rule 436 and Item 601(b)(23) of Regulation S-K, or advise us why you believe you are not required to do so.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Allen Hartman
Hartman vREIT XXI, Inc.
December 11, 2019
Page 2

       You may contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any questions.



FirstName LastNameAllen Hartman                        Sincerely,
Comapany NameHartman vREIT XXI, Inc.
                                                       Division of Corporation
Finance
December 11, 2019 Page 2                               Office of Real Estate &
Construction
FirstName LastName